September 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Ameen Hamady, Shannon Menjivar, Ruairi Regan and Pamela Long

Re:	Fermi LLC Amended Registration Statement on Form S-11 Filed September 24, 2025 File No. 333-290089

Ladies and Gentlemen:

On behalf of Fermi LLC (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 26, 2025, regarding the Company’s Registration Statement on Form S-11, as amended, filed with the Commission on September 24, 2025. In connection with this letter, an amendment to the Registration Statement (the “Amended Registration Statement No. 2”) has been filed with the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amended Registration Statement No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amended Registration Statement No. 2.

Amended Registration Statement on Form S-11

Prospectus Summary, page 1

1.	We note your disclosure on page 24 and elsewhere that market analysis indicates that a tenant lease could generate $1.5 billion of revenue when normalized for 1GW of gross capacity and power purchase agreements and that assuming your equipment incurred $600 million in operating expenses, you would generate $900 million of NOI for such normalized GW. Please tell us your basis for the projections, including the objective information considered. Explain how you considered your lack of operating history and the uncertainty surrounding future operating performance in determining that the projections are reasonable. In this regard, assumptions underlying the disclosures should be disclosed and reasonably supportable. Refer to Item 10 of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 24 of Amended Registration Statement No. 2 accordingly. The Company respectfully advises the Staff that it views the disclosure in question as an illustrative calculation of lease agreement economics based on its review of publicly available information with respect to comparable market transactions and cost assumptions it believes are reasonable as opposed to a projection within the meaning of Item 10 of Regulation S-K. Regardless, the Company has updated the disclosure in accordance with the Staff’s comment to provide investors with additional information with respect to our presentation of illustrative economics to comply with the Staff’s request.

2.	Please remove the assumption in Exhibit 5.1 that the Company will receive consideration for the issuance of the Shares that is at least equal to the par value of the Common Stock. The legal opinion may not assume away the issues that are the subject of the opinion such as that par value has been paid for the common stock. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for guidance. Please provide a revised opinion accordingly.

Response: We acknowledge the Staff’s comment and have revised Exhibit 5.1 accordingly.

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If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone

cc:	Matthew L. Fry, Esq., Haynes and Boone, LLP
Logan J. Weissler, Esq., Haynes and Boone, LLP
Daniel M. LeBey, Vinson & Elkins L.L.P.
David P. Oelman, Vinson & Elkins L.L.P.
Toby R. Neugebauer, Chief Executive Officer of Fermi LLC